SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

FOR IMMEDIATE RELEASE

SBS BROADCASTING ACQUIRES 100% OWNERSHIP
OF PRIMA TV IN ROMANIA

Luxembourg – June 14, 2005 – SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has increased its ownership in Prima TV in Romania to 100%, following the purchase of the remaining 14% equity stake from its three former Romanian minority partners for €2.2 million.

The acquisition follows SBS’s March 2005 ownership increase in Prima TV to 86% when it acquired an additional 48.8% equity interest.  SBS had owned a minority stake in Prima TV since July 2001 and originally invested in Prima TV in March 2000.

In March 2005, SBS also acquired Romania’s leading FM radio station Kiss FM and FM radio station Radio Star.  SBS has since appointed an experienced executive team to manage its Romanian television and radio operations, with Christoph Buerge becoming Chief Operating Officer and Peter W. Thrane becoming Chief Financial Officer.

Commenting on the announcement, Markus Tellenbach, Chief Executive Officer of SBS Broadcasting, said: “The acquisition of the remaining equity in Prima TV allows us to consolidate our strong presence in one of Europe’s fastest growing markets.  With full ownership of Prima TV and one of Romania’s leading radio groups we are now able to merge the companies and their operations which will position us to capitalize on the synergies of operating an integrated Romanian broadcast platform.”

Prima TV was established in 1997 as one of the first commercial television stations in Romania.  Prima TV reaches 89% of the Romanian urban population through terrestrial and satellite-to-cable distribution.  Prima TV targets the 15-44, educated, urban audience.  During May 2005, Prima TV was the fourth most watched commercial television station in Romania, with an average prime time viewing share of 7.6%.

Romania is the second most populous country in Central Europe, with over 21 million people, and one of the Europe’s fastest growing economies, with estimated real GDP growth of over 7% in 2004.  Romania is expected to join the European Union in 2007.

-continued-

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that with full ownership of Prima TV and one of Romania’s leading radio groups were are no able to merge the companies and their operations which will position us to capitalize on the synergies of operating an integrated Romanian broadcast platform; and that Romania is expected to joint the European Union in 2007, in particular.  In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; and our success at managing the risks that arise from these factors.  A more detailed discussion of some of these risks is set forth in SBS’s annual report on Form 20-F for the year-ended December 31, 2003.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

#  #  #  #  #

Investors:	Press:
Michael Smargiassi /Jon Lesko	Jeff Pryor	Catriona Cockburn
Brainerd Communicators	Pryor Associates	Citigate Dewe Rogerson
Tel: +1 212 986 6667	Tel: +1 818-338-3555	Tel: +44 207 282 2924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 15, 2005

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer